Exhibit (k)(7)

CLIFFWATER ENHANCED LENDING FUND

AMENDED AND RESTATED MULTIPLE CLASS PLAN

Adopted as of September 12, 2024

Amended and Restated as of September 8, 2025

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board”) of Cliffwater Enhanced Lending Fund (the “Fund”) with respect to each class of shares of beneficial interests of the Fund. The Plan has been adopted in compliance with Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has established two classes of shares known as “Class D Shares” and “Class I Shares.” Each class of shares has the same relative rights and privileges and is subject to the same fees and expenses except for the class-specific arrangements set forth below.

Generally the expenses of the Fund will be allocated proportionately among the Fund’s share classes pro rata based on the relative net assets of each class or another method permissible under Rule 18f-3(c), subject to the oversight of the Board. Class-specific expenses identified in this Plan will allocated to the respective share class. Extraordinary expenses attributable to one or more share classes will be allocated to such class(es). The Board may determine in the future that other allocations of expenses or other services to be provided to a share class are appropriate and may amend this Plan accordingly without the approval of shareholders of any class.

Each share class has the conversion features and exchange privileges, if any, as approved by the Board and set forth from time to time in the Fund’s prospectus.

Class D Shares

Class D Shares are subject to an initial front-end sales load that may not exceed 2.00% of the investment amount, and may be reduced or waived as permitted by Rule 22d-1 under the Investment Company Act of 1940 Act and as described in the Fund’s prospectus for Class D Shares. Class D Shares are sold at net asset value per share, subject to the minimum purchase requirements set forth in the prospectus for the Fund. Class D Shares of the Fund are subject to an annual distribution and/or service fee payable under a plan adopted for Class D Shares by the Board pursuant to Rule 12b-1 under the 1940 Act prior to the public offering of Class D Shares (the “Distribution and Service Plan”). Holders of Class D Shares have exclusive voting rights, if any, with respect to the Class D Shares Distribution and Service Plan. Class D shareholders are entitled to the distribution and shareholder services set forth from time to time in the Fund’s Prospectus.

Class I Shares

Class I Shares are sold at net asset value per share, subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class I Shares of the Fund are not subject to a distribution and/or service fee. Class I shareholders are entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

Adopted by the Board: September 12, 2024

Amended by the Board: September 8, 2025